                            SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

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                        Enstar Income Program II-1, L.P.
                (Name of Registrant as Specified in Its Charter)

                            Millenium Management, LLC
                   (Name of Person(s) Filing Proxy Statement)

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                                 AMENDMENT NO. 1
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                        ENSTAR INCOME PROGRAM II-1, L.P.
                                       by
                            MILLENIUM MANAGEMENT, LLC
                     a California limited liability company

                                  July 19, 2000

     Millenium Management, LLC, a California limited liability company ("Millenium"), hereby amends its Solicitation of Consents dated June 5, 2000 (the "Solicitation"), by which Millenium is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Enstar Income Program II-1, L.P., a Georgia limited partnership (the "Partnership"), to terminate and dissolve the Partnership pursuant to the Second Amended and Restated Agreement of Limited Partnership of Enstar Income Program II-1, LP (the "Partnership Agreement") and to appoint Millenium Management, LLC, a California limited liability company ("Millenium") as Liquidating Trustee in accordance with the Partnership Agreement and with the enumerated rights and powers described in the proposals in this Solicitation of Consents (the "Proposals") to oversee the sale of the Partnership's assets on behalf of the Limited Partners and to wind up the Partnership business.

     The solicitation of Consents is hereby extended to 11:59 p.m. Eastern Time on the earlier to occur of the following dates (the "Expiration Date"): (i) August 9, 2000 or such later date to which Millenium determines to extend the solicitation, and (ii) the date the Required Consents are received. Millenium reserves the right to extend this solicitation of Consents on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. Any such extension will be followed as promptly as practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Millenium will remain effective, unless validly revoked prior to the Expiration Date.

     Millenium has engaged Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, to solicit consents by telephone from the limited partners that have not yet responded. Millenium shall initially bear the costs of such solicitation, estimated at $3,500, but may seek reimbursement of such costs from the Partnership.

     The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated June 5, 2000, as amended hereby, and the accompanying form of Consent.

     CONSENTS SHOULD BE DELIVERED TO MILLENIUM AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M.
                EASTERN TIME ON AUGUST 9, 2000, UNLESS EXTENDED.